UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Environmental Service Professionals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

294077 10 2
(CUSIP Number)

August 5, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 294077 10 2

1	NAMES OF REPORTING PERSONS:

Boca Funding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware
	5	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6	SHARED VOTING POWER: 1,565,000
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
WITH:	8	SHARED DISPOSITIVE POWER: 1,565,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,565,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.53%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*Based on 61,967,012 shares of common stock of the Issuer issued and outstanding as of  August 5, 2009

CUSIP No. 294077 10 2

1	NAMES OF REPORTING PERSONS:

Centurion Credit Resources, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware
	5	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6	SHARED VOTING POWER: 2,000,000
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
WITH:	8	SHARED DISPOSITIVE POWER: 2,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.23%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*Based on 61,967,012 shares of common stock of the Issuer issued and outstanding as of  August 5, 2009

CUSIP No. 294077 10 2

1	NAMES OF REPORTING PERSONS:

Centurion Credit Group Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware
	5	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6	SHARED VOTING POWER: 3,565,000
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
WITH:	8	SHARED DISPOSITIVE POWER: 3,565,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,565,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.76%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*Based on 61,967,012 shares of common stock of the Issuer issued and outstanding as of  August 5, 2009

CUSIP No. 294077 10 2

1	NAMES OF REPORTING PERSONS:

Murray Huberfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States
	5	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6	SHARED VOTING POWER: 3,565,000
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
WITH:	8	SHARED DISPOSITIVE POWER: 3,565,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,565,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.76%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*Based on 61,967,012 shares of common stock of the Issuer issued and outstanding as of  August 5, 2009

This Amendment No. 1 to Schedule 13G amends the Schedule 13G filed by Boca Funding LLC on February 19, 2008 for purposes of updating the number of shares of Issuer common stock beneficially owned by Boca Funding LLC and for purposes of adding additional reporting persons and their respective holdings in shares of Issuer common stock.

Item 1.

(a) Name of Issuer.

Environmental Service Professionals, Inc.

(b) Address of Issuer's Principal Executive Offices.

1111 East Tahquitz Canyon Way, Suite 110
Palm Springs, CA 92262

Item 2.

(a) Name of Persons Filing.

Boca Funding, LLC (“Boca”)
Centurion Credit Resources, LLC (“Resources”)
Centurion Credit Group Master Fund LP (”Group”)
Murray Huberfeld (“Huberfeld”)

The shares reported in this Amendment No. 1 to Schedule 13G are held directly by Boca and Resources.  Group owns 99% of each of Boca and Resources.  Huberfeld controls Group.  Group may be deemed to be an indirect beneficial owner of shares held directly by Boca and Resources and Huberfeld may be deemed to be an indirect beneficial owner of shares deemed to be beneficially owned by Group.  Group disclaims beneficial ownership of shares directly held by Boca or Resources and Huberfeld disclaims beneficial ownership of any shares directly held by Boca or Resources or shares deemed to be beneficially owned by Group.

(b) Address or Principal Business Office or, if none, Residence of each of the Reporting Persons.

152 West 57th Street, 54th Floor
New York, NY 10019

(c) Citizenship or Place of Organization.
Boca:	Delaware
Resources:	Delaware
Group:	Delaware
Huberfeld:	United States

(d) Title of Class of Securities.

Common Stock, par value $0.001 per share

(e) CUSIP No.

294077 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned
Boca:	1,565,000
Resources:	2,000,000
Group:	3,565,000
Huberfeld:	3,565,000

(b) Percent of class
Boca:	2.53%
Resources:	3.23%
Group:	5.76%
Huberfeld:	5.76%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
Boca:	0
Resources:	0
Group:	0
Huberfeld:	0

(ii) Shared power to vote or to direct the vote:
Boca:	1,565,000
Resources:	2,000,000
Group:	3,565,000
Huberfeld:	3,565,000

(iii) Sole power to dispose or to direct the disposition of:
Boca:	0
Resources:	0
Group:	0
Huberfeld:	0

(iv) Shared power to dispose or to direct the disposition of:
Boca:	1,565,000
Resources:	2,000,000
Group:	3,565,000
Huberfeld:	3,565,000

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2009

BOCA FUNDING, LLC
By: /s/ Jason Lyons
Name: Jason Lyons
Title: Manager

CENTURION CREDIT RESOURCES, LLC
By: /s/ Brian Jedwab
Name: Brian Jedwab
Title: Manager

CENTURION CREDIT GROUP MASTER FUND LP
By: /s/ Murray Huberfeld
Name: Murray Huberfeld
Title: Chairman and Chief Investment Officer

By: /s/ Murray Huberfeld
Name: Murray Huberfeld

EXHIBIT 1

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is, and all subsequent amendments thereto shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated August 10, 2009

BOCA FUNDING, LLC
By: /s/ Jason Lyons
Name: Jason Lyons
Title: Manager

CENTURION CREDIT RESOURCES, LLC
By: /s/ Brian Jedwab
Name: Brian Jedwab
Title: Manager

CENTURION CREDIT GROUP MASTER FUND LP
By:  /s/ Murray Huberfeld
Name: Murray Huberfeld
Title: Chairman and Chief Investment Officer

By: /s/ Murray Huberfeld
Name: Murray Huberfeld